UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dave Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23834J 102

(CUSIP Number)

Paras Chitrakar

c/o Dave Inc.

750 N. San Vicente Blvd. 900W

West Hollywood, CA 90069

(844) 857-3283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 623834J 102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Paras Chitrakar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Democratic Republic of Nepal

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,802,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,802,210
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,802,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 323,550,093 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) outstanding as of January 5, 2022, as reported in the Current Report on Form 8-K, filed by Dave with the Securities and Exchange Commission on January 11, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share, of Dave Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 750 N. San Vicente Blvd. 900W, West Hollywood, California 90069.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Paras Chitrakar (the “Reporting Person”).

(b)	The Reporting Person’s business address is 750 N. San Vicente Blvd. 900W, West Hollywood, California 90069.

(c)	The Reporting Person is an employee of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Federal Democratic Republic of Nepal.

Item 3. Source and Amount of Funds or Other Consideration

All of the Class A Common Stock to which this Schedule 13D relates was acquired by the Reporting Person pursuant to the Agreement and Plan of Merger, dated June 7, 2021 (the “Business Combination Agreement”), by and among the Company (f/k/a VPC Impact Acquisition Holdings III Corp., a Delaware corporation (“VPCC”)), Dave Inc. (“Legacy Dave”), Bear Merger Company I Inc., a Delaware corporation and a direct, wholly owned subsidiary of VPCC (“First Merger Sub”), and Bear Merger Company II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of VPCC (“Second Merger Sub” and together with the First Merger Sub, the “Merger Subs”).

Pursuant to the Business Combination Agreement, after a series of mergers, Second Merger Sub changed its name to “Dave Operating LLC” and was the wholly owned subsidiary of VPCC, which changed its name to “Dave Inc.” The closing of the mergers and related business combination occurred on January 5, 2022 (the “Closing Date”).

Pursuant to the Business Combination Agreement, 23,480,880 shares of Class A common stock, par value $0.00001 per share, of Legacy Dave held by the Reporting Person were converted into the right to receive 31,802,210 shares of Class A Common Stock, effective as of the Closing Date.

Item 4. Purpose of the Transaction

The Reporting Person acquired 31,802,210 shares of Class A Common Stock pursuant to the Business Combination Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person does not have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person has beneficial ownership of 31,802,210 shares of Class A Common Stock. The percentage of beneficial ownership is approximately 8.5% of the outstanding shares of Class A Common Stock and Class V Common Stock of the Company (collectively, the “Common Stock”). The percentage of the Common Stock is based on 372,000,732 shares of Common Stock of the Company outstanding as of January 5, 2022, consisting of (a) 323,550,093 shares of Class A Common Stock and (b) 48,450,639 shares of Class V Common Stock, as reported in the Current Report on Form 8-K, filed by Dave with the Securities and Exchange Commission on January 5, 2022 (the “Current Report”).

(b)	The Reporting Person has the sole power to dispose or direct the disposition of all of the Class A Common Stock that the Reporting Person beneficially owned as of January 5, 2022.

(c)	Except as described in Item 3, the Reporting Person has not effected any transactions in the Class A Common Stock of the Company in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement – The Company, the VPC Impact Acquisition Holdings Sponsor III, LLC (the “Sponsor”), Janet Kloppenburg, Peter Offenhauser and Kurt Summers (collectively, the “Prior Independent Directors”, and together with the Sponsor, the “Founder Holders”), and certain holders of Dave Inc. capital stock prior to the Business Combination, including the Reporting Person (“Legacy Dave Stockholders”), in each case who received Common Stock pursuant to the Business Combination Agreement, entered into an investor rights agreement (the “Investor Rights Agreement”) in respect of the shares of Common Stock held by the Founder Holders and such Legacy Dave Stockholders following the Closing. Pursuant to the Investor Rights Agreement, among other things, such holders and their permitted transferees are entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Investor Rights Agreement, the Founder Holders and such Legacy Dave Stockholders agree that they will not sell, transfer, pledge or otherwise dispose of shares of Class A Common Stock, shares of Class V Common Stock or other securities exercisable therefor (as applicable), other than in connection with certain permitted transfers specified in the Investor Rights Agreement, for (i) in respect of the Legacy Dave Stockholders, six months following the Closing (the “Dave Stockholders Lock-Up”) or (ii) in respect of the Founder Holders, the earlier of (x) 12 months following the Closing, (y) the date, which is on or after the 150-day anniversary of the Closing Date on which the Class A Common Stock achieves a trading price of at least $12.00 (as such trading price may be adjusted for any dividend, subdivision, stock split or similar event, and as determined by reference to the volume-weighted average price achieved for at least 20 trading days within any 30 consecutive trading days) for any 30-trading day period commencing on or after the 150-day anniversary of the Closing, and (z) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction resulting in all of the stockholders of the Company having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Holders Lock-Up”).

This summary is qualified by the actual terms of the Business Combination Agreement and the Investor Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Business Combination Agreement, dated as of June 7, 2021, by and among VPC Impact Acquisition Holdings III, Inc., Dave Inc., Bear Merger Company I Inc., and Bear Merger Company II LLC (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-260083), filed with the SEC on November 29, 2021).

2.	Investor Rights Agreement, dated January 5, 2022, by and among the Company, VPC Impact Acquisition Holdings Sponsor III, LLC, Janet Kloppenburg, Peter Offenhauser, Kurt Summers and certain holders of Dave Inc. capital stock (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 11, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022	By:	/s/ Paras Chitrakar
	Name:	Paras Chitrakar
	Title:	Reporting Person